Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

March 14, 2008

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2007
Filed November 29, 2007

Commission File No. 1-06227

Dear Ms. Cvrkel:

The following is in response to your February 14, 2008 letter to Ms. Mary E. Junck, which was received via facsimile on the same day.

The Company intends to make all changes described herein in future filings. Unless otherwise noted, such changes will first occur in the Form 10-K for the year ending September 28, 2008.

Comment 1 – Critical Accounting Policies

Staff Comment:

We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements. With a view towards expanded disclosure and considering the comments which follow concerning goodwill and intangible assets, please revise future fillings accordingly.

Response:

The Company agrees with the recommendation of the Staff with regard to disclosure and will comply in future filings.

Comment 2 – Consolidated Balance Sheets – Note 6 - Goodwill and Other Intangible Assets

Please refer to the Company’s supplemental letter dated March 14, 2008.

Comment 3 – Notes to Financial Statements - Advertising Costs

Staff Comment:

In future filings, please revise to disclose the amount of advertising costs incurred during each period presented in the Company’s consolidated statement of operations. Refer to the disclosure requirements outlined in paragraph 49 of SOP 93-7.

Response:

A substantial amount of the Company’s advertising and promotion program consists of ads placed in its own publications and on its own websites using available space. The incremental cost of such advertising is negligible and is not measured separately by the Company. The Company’s external advertising and promotion expenses totaled less than $10,000,000 in 2007 and 2006, or less than 1% of operating expenses. A more precise estimate is not available at the present time due to the co-mingling of other costs with certain advertising costs. The Company agrees with the recommendation of the Staff with regard to disclosure of this matter and will comply in future filings, to the extent the amount of the Company’s external advertising and promotion expenses are material. If the Company concludes such costs are not material, future filings will state that conclusion.

Comment 4 – Note 19 - Commitments and Contingent Liabilities – PD LLC Operating Agreement

Staff Comment:

We note from the disclosure in Note 19, that pursuant to the terms of the operating agreement governing PD LLC, Herald owns a 5% interest in PD LLC, of which Pulitzer is the managing member and owns the remaining 95% interest. We also note that under the terms of the operating agreement governing PD LLC, on May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald’s interest in PD LLC, together with Heralds’ interest in DS LLC, another entity in which Pulitzer is the managing member and which is engaged in the business of delivering publication and products in the greater St. Louis metropolitan area. We further note that the May 1, 2010 redemption price for the Herald’s interest will be calculated pursuant to a formula that is further described in Note 19 to the financial statements.

In this regard, please explain how the Herald’s redemption right on May 1, 2010 with respect to its equity interest in PD LLC is being accounted for in the Company’s consolidated financial statements pursuant to the guidance in EITF D-98, SFAS No. 133, and/or SFAS No. 150, as applicable. As part of your response, please explain what your expected obligation to redeem the Herald’s interest on May 1, 2010 would be, based on facts and circumstances existing at the most recent balance sheet date. Also, please explain how changes in the potential redemption value of the Herald’s interest are being accounted for in the Company’s consolidated financial statements. If no obligation for the Herald’s redemption right is being recognized in the Company’s consolidated financial statements, please explain in detail why the Company believes this treatment is appropriate. We may have further comment upon receipt of your response.

Response:

Status at September 30, 2007

As of September 30, 2007, no obligation for the 2010 redemption of Herald Publishing Company, LLC’s (“Herald”) 5% interest in St. Louis Post-Dispatch LLC and STL Distribution Services LLC (the “Herald Put”) or for the 2015 liquidation value of Herald’s 5% interest (the “2015 Liquidation”) is being recognized in the Company’s consolidated financial statements under EITF Topic D-98 (“EITF D-98”). Changes in the potential value of the Herald Put and 2015 Liquidation are also not being recognized.

Accounting Treatment by the Company

Upon acquisition of Pulitzer Inc. (“Pulitzer”) in 2005, the Company obtained a 95% interest in St. Louis Post-Dispatch LLC and STL Distribution Services LLC (the “LLCs”). Since that date the Company has been consolidating the financial statements of Pulitzer, as well as the LLCs. The remaining 5% of the LLCs is held by Herald. As described in Note 19 to the 2007 Form 10-K, Herald holds a one-time right to require the LLCs to redeem the Herald Put on May 1, 2010.

The redemption price of the Herald Put will be calculated based on the following formula:

P = $275,000,000 – [$306,000,000 – T – D]

Where:

P = the put price adjusted for the time value of money through May 1, 2010.

T = the present value on May 1, 2000 of the taxes payable by Herald in 2010 on the initial distribution of $306,000,000 and the put price received upon exercise of the Herald Put.

D = the present value on May 1, 2000 of the distributions received by Herald from the LLCs from May 1, 2000 through May 1, 2010.

The LLCs have a limited life that ends on May 1, 2015. On that date the LLCs will be liquidated. In the event that Herald does not exercise the Herald Put in 2010, Pulitzer will be required to redeem Herald’s 5% interest in the LLCs at fair value under the 2015 Liquidation, subject to a cap.

Upon acquisition of Pulitzer in 2005 the Company recognized the acquisition of the LLCs as purchase business combinations in accordance with FASB Statement 141 (“FASB 141”). Under FASB 141 the Company allocated the purchase price paid to the net assets (including identifiable intangible assets) acquired to the extent acquired (at 95%). The Company recognized Herald’s minority interest based on 5% of the carrying value of the LLCs net assets.

Prior to the Company’s acquisition of Pulitzer, Pulitzer did not apply the measurement provisions of EITF D-98 to Herald’s minority interest. Therefore, the carrying value of

Herald’s minority interest was solely a result of application of Accounting Research Bulletin 51 (“ARB 51”) (i.e., historical cost adjusted for an allocation of 5% of LLC earnings to Herald). The carrying value of Herald’s minority interest did not include any adjustments that Pulitzer would have recognized under EITF D-98 related to the Herald Put.

The Company concluded that the Herald Put and 2015 Liquidation were not freestanding financial instruments but rather are embedded in the 5% equity interest held by Herald because neither is legally detachable, assignable or separately exercisable. Therefore, the Company first considered whether the equity held by Herald would be subject to FASB Statement 150 (“FASB 150”). The Company concluded that the 5% interest held by Herald is not subject to FASB 150 because the shares are not unconditionally redeemable under the Herald Put and the 2015 Liquidation qualifies for the indefinite deferral of FASB 150 in paragraph 7(a) of FSP 150-3.

The Company also considered whether the Herald Put and 2015 Liquidation would require bifurcation and recognition as a separate embedded derivative under the provisions of paragraph 12 of FASB Statement 133 (“FASB 133”). The Company concluded that neither the Herald Put nor the 2015 Liquidation requires bifurcation because if those features were freestanding instruments they would not be considered derivatives pursuant to paragraphs 6 through 11 of FASB 133. That is, the condition in paragraph 12(c) of FASB 133 is not met. Specifically, both the Herald Put and the 2015 Liquidation require physical settlement. Additionally, the equity of the LLCs is not traded on any exchange and, therefore, is not considered to be readily convertible into cash. Accordingly, the Herald Put and 2015 Liquidation do not meet the net settlement criteria of paragraphs 6(c) and 9 of FASB 133.

The Company has historically not applied the provisions of EITF D-98 to the Herald Put or the 2015 Liquidation. The Company did not believe it was required to apply the provisions of EITF D-98 to the 2015 Liquidation because it understood that it was an acceptable practice to disclose, rather than record, the redemption rights and amounts of minority interests issued in the form of common stock that is redeemable at fair value. The Company also believed it was acceptable to consider the 2015 Liquidation to be a fair value redemption right because, based on the fair value of the LLCs, it has always been considered remote that the fair value of the 5% interest held by Herald will exceed the cap on May 1, 2015. This is consistent with the SEC Staff’s recently proposed amendment to EITF D-98. Paragraph 41 of the proposed amendment states in part:

“Additionally, the SEC Staff is aware that some registrants have not previously applied the measurement guidance in paragraphs 13-17 when a noncontrolling interest issued in the form of a common security is redeemable at fair value. Those registrants should initially apply that measurement guidance no later than the effective date of Statement 160. In periods preceding that initial adoption, those registrants should disclose the redemption amount of those securities on the face of the balance sheet, and provide disclosures of the pertinent terms and conditions of those securities in the footnotes.”

As described more fully in Note 19 to the 2007 Form 10-K, the calculation of the Herald Put is essentially formulaic, the primary factor of which is the present value of the after tax cash flows to Herald. Changes in operating results of the LLCs impact the value of the

Herald Put, but not in a significant amount. As a result, the Herald Put is more akin to a fixed price redemption feature than a fair value redemption feature.

As it pertains to the Herald Put, the Company did not believe it was required to apply the measurement provisions of EITF D-98 because the Company did not believe it was probable that Herald would exercise the put.

At the time the Company acquired Pulitzer, the value and probability of exercise of the Herald Put were analyzed. The Company concluded at that time it was not probable that Herald would exercise the redemption option, consistent with paragraph 15 of EITF Topic D-98, which states in part:

“If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.”

On a regular basis, the Company has updated its consideration of the probability of the redemption of the Herald Put. To date, the Company’s analysis has concluded it is not probable Herald will exercise the redemption option in 2010. Among the factors supporting this conclusion are the following:

•	The Company has not received notice of Herald’s intent to exercise its put option.
•

The estimated economic impact to Herald, net of income taxes (as discussed below and absent knowledge of other factors which may be unique to Herald’s tax position) indicates the Herald Put will not be exercised.

•

Distributions made by the Company to Herald prior to the 2010 redemption date would directly reduce the calculated value of the Herald Put. Accordingly, the Company has some ability to influence the likelihood of exercise; as such distributions are within its discretion.

As a result, the Company believed disclosure, rather than financial statement recognition under EITF D-98 remained appropriate and, accordingly, has continued to account for Herald’s minority interest under ARB 51 rather than EITF D-98.

Proposed Action

The Company has reconsidered its interpretation and now believes financial statement recognition of the Herald Put under EITF D-98 is appropriate.

The Company is aware of recent discussions between the SEC and the “Big 4” accounting firms related to the appropriate application of EITF D-98 to redeemable minority interests and the proposed amendment of EITF D-98 as a result of the issuance of FASB Statement 160 (“FASB 160”). As a result of these developments the Company has now concluded that it should apply the measurement provisions of EITF D-98 to Herald’s minority interest. Additionally, the Company has also concluded that Pulitzer should have applied EITF D-98 prior to its acquisition by the Company. The Company will furnish the Staff a Q&A prepared by Deloitte & Touche on this topic, if desired.

The Company has also concluded that paragraph 15 of EITF D-98 does not allow a probability assessment of whether a security will be redeemed. Rather it requires an assessment of the probability whether “a security will become redeemable.” Since the Herald Put will become exercisable based solely on the passage of time, it is certain that the security will become redeemable. Accordingly, the Company has concluded it should follow the recognition provisions of paragraph 16 of EITF D-98.

The Company has decided to elect the method in paragraph 16(b) of EITF D-98 as its accounting policy for adjusting the carrying value of the minority interest. Under this policy the Company will adjust the minority interest to equal the redemption value at each balance sheet date. The Company understands that members of the Big 4 accounting firms recently discussed the application of EITF D-98 to redeemable minority interests with members of the Office of the Chief Accountant of the SEC. According to this guidance the Company will apply both ARB 51 and EITF D-98. The Company will record the minority interest carrying value at the higher of (1) the redemption value or (2) the amount that would result from application of consolidation accounting under ARB 51 (i.e., the historical cost, increased or decreased for the minority interest’s share of net income or loss and dividends).

Had Pulitzer applied EITF D-98 prior to its acquisition by the Company, the carrying value of Herald’s minority interest would have been equal to the redemption value of the Herald Put on the acquisition date (the present value of the amount expected to be ultimately disbursed). The redemption price of the Herald Put at the date of acquisition would be recorded as the carrying value of the minority interest in the acquisition balance sheet with the offsetting amount as part of the overall purchase price allocation, resulting in a corresponding increase to goodwill.

Subsequent to the Pulitzer acquisition the Company would have adjusted the minority interest to reflect the changes in the redemption price of the Herald Put, including the effect of the time value. These adjustments would have been recognized in the Company’s determination of net earnings available to common shareholders, with no impact on net income.

The impact of these adjustments on the consolidated balance sheets is as follows:

(Thousands)	September 30
	2005	2006	2007
Goodwill
As reported	1,499,622	1,498,830	1,514,357
As adjusted	1,555,216	1,554,424	1,569,951
Difference (1)	55,594	55,594	55,594
Minority interest liability
As reported	5,109	6,274	7,291
As adjusted	61,054	64,971	68,447
Difference (2)	55,945	58,697	61,156
Stockholders’ equity
As reported	936,410	990,625	1,086,442
As adjusted	936,064	987,527	1,080,885
Difference (3)	(346)	(3,098)	(5,557)

(1)	Also equals impact on total assets
(2)	Also equals impact on total liabilities
(3)	Also equals impact on retained earnings

The impact on earnings per common share would have been as follows. EPS amounts may not add due to rounding inherent in such calculations.

	Year Ended September 30
	2005	2006	2007
Earnings per diluted common share
As reported	1.70	1.56	1.77
As adjusted	1.69	1.49	1.71
Difference	(0.01)	(0.06)	(0.05)

The Company does not believe the financial statement impact noted above is material to either its financial position or results of operations. The Company also believes this issue is not significant to readers of the Company’s financial statements, for the following reasons:

•	There is no impact on the Company’s net income or cash flows.
•	There is no impact on the Company’s debt covenants.
•	Historically, the Company has disclosed the potential Herald Put liability in its footnotes in excess of the amount to be recorded.
•	Reversal of the adjustments under EITF D-98 if the Herald Put is not exercised.
•	Acceleration of substantial cash income tax benefits to the Company if the Herald Put is exercised.
•	Existence of restricted cash specifically set aside for this purpose in an amount more than sufficient to satisfy the Herald Put.

Accordingly, the Company proposes to record the above noted adjustments related to application of EITF D-98 for the Herald Put in its financial statements for the three months ending March 30, 2008. The Company can, at a later date, provide supplementally sample disclosure in advance of the filing of the March 30, 2008 Form 10-Q.

Comment 5

Staff Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure filing;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;
•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

* * * *

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer